15045540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2015
Washington DC
404

SEC FILE NUMBER
8- 49463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARKER GLOBAL INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 WEST BROAD STREET, SUITE 300
(No. and Street)

STAMFORD (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN BRANDT, 203-674-5139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BRUNO & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD (Address) PINE BROOK (City) NJ (State) 07058 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN BRANDT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARKER GLOBAL INVESTMENTS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Therese Richards
NOTARY PUBLIC
State of Connecticut
My Commission Expires
March 31, 2019
#138255

[Signature]
Signature

FIN OP
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARKER GLOBAL INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

PARKER GLOBAL INVESTMENTS, LLC

TABLE OF CONTENTS

December 31, 2014

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITOR'S REPORT

To the Member
of Parker Global Investments, LLC

We have audited the accompanying statement of financial condition of Parker Global Investments, LLC a Connecticut Single Member LLC as of December 31, 2014, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Parker Global Investments, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Van Duyne, Bruno & Co.

Pine Brook, NJ

February 13, 2015

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com

312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

PARKER GLOBAL INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Current assets		
Cash	$	29,874
Prepaid expenses		1,235
Total current assets		31,109
Total assets	$	31,109

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable	$	250
Total current liabilities		250
Member's equity		30,859
Total liabilities and member's equity	$	31,109

See notes to the financial statements.

PARKER GLOBAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Parker Global Investments, LLC (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a securities broker dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's revenue is primarily derived from providing investment banking services through its participation in private placement offerings and the initial and trailing commissions earned through the sale of private placement products. The Company is a wholly owned subsidiary of Parker Global Strategies, LLC.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Revenue

The Company recognizes revenue from placement fees and the initial and trailing commissions upon the completion of the private placement offering, the sale of the private placement product, and based upon a percentage of the Net Asset Value of the underlying securities calculated quarterly.

Significant Credit Risk

As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Financial instruments

The Company's financial instruments are cash and cash equivalents, prepaid expenses, and accounts payable. The recorded values approximate their fair values based on their short-term nature.

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes

The Company, organized in the state of Connecticut as a single member limited liability company, is considered a disregarded entity for Federal and State income tax purposes and its activity is included in the tax return of its Parent. Accordingly, there is no provision for Federal or State income taxes, since these taxes are the personal responsibility of the members of the Parent.

Although the Company adopted the provisions under ASC Topic 740-10-25, Income Taxes, Overall, Recognition there are no positions taken that materially affect the financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Cash and Cash Equivalents

The Company maintains its cash balances at one financial institution located in Connecticut. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000, and at times the balances may exceed this limit. There were no uninsured cash balances as of December 31, 2014.

Note 3 – Related Party Transactions

The Company receives specified administrative services from its Parent at no cost. Under a written agreement, between the Company and its Parent, the Parent has agreed to assume responsibility for these expenses and has indicated that the Company is not directly or indirectly liable to the Parent for these expenses. The Parent has demonstrated that it has adequate resources to pay these expenses. In addition, the Parent has separately agreed to provide additional capital, as required, for the Company to meet its minimum net capital requirement under Rule 15c3-1. The Company did not receive any additional capital from its Parent during the year ended December 31, 2014.

Note 4 – SIPC Assessment Reconciliation Pursuant To SEC Rule 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the Company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

Note 5 – Prepaid Expenses

Prepaid expenses at December 31, 2014 are summarized as follows:

	2014
Prepaid FINRA fees	$1,235

Note 6 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $30,859 which exceeded its required net capital by $25,859.

Note 7 - Recent Accounting Pronouncements

ASU 2014-15 Presentation of Financial Statements – Going Concern (Subtopic 205-40) - Currently there is no guidance in GAAP about management's responsibility to evaluate where there is a substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures.

The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date of the financial statements are issued (or available to be issued).

The amendments in this update are effective for the annual period ending after December 15, 2016.

Note 7 - Recent Accounting Pronouncements (continued)

ASU 2014-09 Revenue from Contracts with Customers (Topic 606) - Revenue is an important number to users of financial statements in assessing an entity's financial performance and position. However, previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting (IFRS), and both sets of requirements were in need of improvement.

The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
To achieve that core principle, an entity should apply the following steps:
Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For nonpublic entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017.
New Accounting Pronouncements and Policies – Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Financial Statements.

ASU 2014-02 Intangibles – Goodwill and Other (Topic 350) – The amendments in this Update allow an accounting alternative for the subsequent measure of goodwill. An entity with the scope of the amendments that elects the accounting alternative in this Update should amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the entity demonstrates that another useful life is more appropriate. An entity that elects the accounting alternative is further required to make an accounting policy election to test goodwill for impairment at either the entity level or the reporting unit level. If elected, the effective date is annual periods beginning after December 15, 2014. The Company is not anticipating the adoption of this ASU.

Note 7 - Recent Accounting Pronouncements (continued)

ASU 2014-07 Consolidation (Topic 810) (Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements – The amendments permit a private company lessee (the reporting entity) to elect an alternative not to apply VIE guidance to a lessor entity if (a) the private company lessee and the lessor entity are under common control, (b) the private company lessee has a lease arrangement with the lessor entity, (c) substantially all of the activities between the private company lessee and the lessor entity are related to leasing activities (including supporting leasing activities) between those two entities, and (d) if the private company lessee explicitly guarantees or provides collateral for any obligation of the lessor entity related to the asset leased by the private company, then the principle amount of the obligation at inception of such guarantee or collateral arrangements does not exceed the value of the asset leased by the private company from the lessor entity.

If elected, the accounting alternative should be applied retrospectively to all periods presented. The alternative will be effective for annual periods beginning after December 15, 2014, and early application is permitted.

Note 8 – Subsequent Events

Management has evaluated subsequent events through February 13, 2015, the date on which the financial statements were available to be issued.